EXHIBIT 12.1

DEX MEDIA, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor			Dex Media
	Year ended December 31,		Period from January 1 to November 8, 2002	Period from November 9 to December 31, 2002	Year ended December 31,
	2000	2001			2003	2004
(dollars in thousands)
Earnings (loss) before income taxes	$221,058	$268,847	$263,722	$(46,983)	$(122,765)	$(82,249)
Interest expense	123,501	112,944	87,165	27,866	277,626	505,470
Interest factor on rentals (a)	2,556	3,063	1,502	476	3,276	4,503

Earnings available for fixed charges	$347,115	$384,854	$352,389	$(18,641)	$158,137	$427,724

Interest expense	$123,501	$112,944	$87,165	$27,866	$277,626	$505,470
Interest factor on rentals (a)	2,556	3,063	1,502	476	3,276	4,503
Preferred stock dividend requirements	—	—	—	1,612	14,061	6,548

Fixed charges	$126,057	$116,007	$88,667	$29,954	$294,963	$516,521

Ratio of earnings to fixed charges	2.8x	3.3x	4.0x	—	—	—

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations and fixed charges include interest, whether expensed or capitalized, and an estimate of interest within rental expense. For the period from November 9 to December 31, 2002, the years ended December 31, 2003 and 2004, earnings were inadequate to cover fixed charges. The deficiencies were $48.6 million, $136.8 million, and $88.8 million, respectively.

(a)	The Company uses one-third of rental expense as an estimation of the interest factor on its rental expense.